Brian C. Daughney, Esq. bdaughney@bplegal.com Phone: (212) 599-3322 ext 25119 45 Broadway, 17th Floor New York, New York 10006

November 24, 2021

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn.:	Division of Corporation Finance
Office of Real Estate & Construction
Katherine Wray, Staff Attorney

Re:	Genesis Unicorn Capital Corp.
Registration Statement on
Form S-1 Filed July 2, 2021
File No. 333-257623

Ms. Wray:

We are counsel to Genesis Unicorn Capital Corp. (“Genesis”) and are providing this letter in connection with the filing of Amendment No.1 to the Registration Statement on form S-1. The previous filing was made on July 2, 2021.

We are providing a response to the single comment made by Staff in its comment letter dated July 15, 2021. We have included the comment below for ease of reference. We advise Staff that the management teams has change since the last filing with the sec, and the ownership of the Sponsor has changed. These changes are reflected in the amendment.

We are aware of SEC Staff comments with respect to SPACs which have been made since the date of Genesis’ last filing, in particular, comments related to connections to the PRC and temporary versus permanent equity.

This amendment reflects that Genesis will not undertake any business combination transaction in the PRC, including Hong Kong and Macau. We note for Staff that:

Genesis is a Delaware corporation;

The main office address for Genesis is located in Princeton, New Jersey;

The Sponsor is a Delaware limited liability company;

The Chief Executive Officer is based in Princeton, New Jersey and is an American citizen.

Of the five persons who are board members, none are citizens of the PRC and only one is a Hong Kong citizen.

The filing also has been updated to include September 30, 2021 unaudited financial statements.

Registration Statement on Form S-1 Filed July 2, 2021 Exhibits

1. Disclosure on page 59 of your registration statement states that the exclusive forum provisions of your warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act, but Section 9.3 of the form of warrant agreement filed as Exhibit 4.4 does not appear to exempt any types of claims from the exclusive forum provision. Please revise or advise.

Response:

We have revised the warrant per the comment and have refiled it with this Amendment to modify the language. The language below has been added to Section 9.3:

Notwithstanding the foregoing, this exclusive forum provision shall not apply to suits brought to enforce a duty or liability created by the Securities and Exchange Act of 1934 (“Exchange Act”), any other claim for which the federal courts have exclusive jurisdiction or any complaint asserting a cause of action arising under the Securities Act against us or any of our directors, officers, other employees or agents. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Thank you for your consideration and assistance. Should you have further comments or require clarification, please contact the undersigned.

Sincerely,

/s/ Brian C. Daughney
Brian C. Daughney

cc: Bill Huo, Esq.